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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Paragon Shipping Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
69913R309
(Cusip Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69913R309

1	NAMES OF REPORTING PERSONS KIP GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	69913R309

1	NAMES OF REPORTING PERSONS Kenmont Investments Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $0.001 (the “Common Stock”) of Paragon Shipping Inc., a Republic of the Marshall Islands Corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2008 (the “Schedule 13G”).
This Amendment is being filed on behalf of KIP GP, LLC (“KIP”) and Kenmont Investments Management, L.P. (“Kenmont” and together with KIP the “Reporting Persons”), relating to Common Stock of the Issuer purchased by certain private investment funds (the “Funds”). Kenmont serves as the investment manager to the Funds. KIP is the general partner of Kenmont.
Item 1(a) Name of Issuer.
Paragon Shipping Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
Voula Center
102-104 V. Pavlou Street
Voula 16673
Athens, Greece
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
KIP GP, LLC
711 Louisiana Street, Suite 1750
Houston, Texas 77022
A Texas limited liability company
Kenmont Investments Management, L.P.
711 Louisiana Street, Suite 1750
Houston, Texas 77022
A Texas limited partnership
Item 2(d) Title of Class of Securities.
Common stock, par value $0.001 (the “Common Stock”)
Item 2(e) CUSIP Number.
69913R309

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4 Ownership.
(a)	The Reporting Persons may be deemed the beneficial owner of 0 shares of Common Stock held by the Funds.

(b)
The Reporting Persons may be deemed to beneficially own 0 shares of Common Stock of the Issuer held by the Funds, which represents 0% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 0 shares of Common Stock held by the Funds as of the date hereof, by (ii) 27,138,515, the number of shares of Common Stock issued and outstanding as of September 30, 2008, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 26, 2008.

(c)	The Reporting Persons have the power to vote and dispose of the 0 shares of Common Stock held by the Funds.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

KIP GP, LLC
By:	/s/ Donald R. Kendall, Jr.
	Name:	Donald R. Kendall, Jr.
	Title:	Manager

KENMONT INVESTMENTS MANAGEMENT, L.P.
By:	KIP GP, LLC, its general partner

By:	/s/ Donald R. Kendall, Jr.
	Name:	Donald R. Kendall, Jr.
	Title:	Manager

EXHIBIT INDEX
Exhibit 1
Joint Filing Agreement by and among the Reporting Persons